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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

89bio, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

282559103

(CUSIP Number)

RA Capital Management, L.P.

200 Berkeley Street, 18th Floor

Boston, MA 02116

Telephone: 617.778.2500

Attn: Peter Kolchinsky

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 17, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 282559103	13D

1	Names of Reporting Persons. RA Capital Management, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 4,736,214 shares
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 4,736,214 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,736,214 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 23.8%[1]
14	Type of Reporting Person (See Instructions) IA, PN

1 The reporting person is the beneficial owner of 4,736,214 shares of the Issuer’s Common Stock which constitute approximately 23.8% of the class outstanding. The percentage calculation assumes that there are currently 19,878,852 outstanding shares of Common Stock of the Issuer, based upon the Issuer’s prospectus filed with the Securities and Exchange Commission (“SEC”) on September 18, 2020.

CUSIP No. 282559103	13D

1	Names of Reporting Persons. Peter Kolchinsky
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 4,736,214 shares
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 4,736,214 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,736,214 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 23.8%[2]
14	Type of Reporting Person (See Instructions) HC, IN

2 The reporting person is the beneficial owner of 4,736,214 shares of the Issuer’s Common Stock which constitute approximately 23.8% of the class outstanding. The percentage calculation assumes that there are currently 19,878,852 outstanding shares of Common Stock of the Issuer, based upon the Issuer’s prospectus filed with the Securities and Exchange Commission (“SEC”) on September 18, 2020.

CUSIP No. 282559103	13D

1	Names of Reporting Persons. Rajeev Shah
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 4,736,214 shares
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 4,736,214 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,736,214 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 23.8%[3]
14	Type of Reporting Person (See Instructions) HC, IN

3 The reporting person is the beneficial owner of 4,736,214 shares of the Issuer’s Common Stock which constitute approximately 23.8% of the class outstanding. The percentage calculation assumes that there are currently 19,878,852 outstanding shares of Common Stock of the Issuer, based upon the Issuer’s prospectus filed with the Securities and Exchange Commission (“SEC”) on September 18, 2020.

CUSIP No. 282559103	13D

This Amendment No. 2 amends and supplements the statement on Schedule 13D (the “Statement”) originally filed with the Securities and Exchange Commission on November 13, 2019 by the Reporting Persons with respect to the Common Stock, $0.001 par value (the “Common Stock”), of 89bio, Inc. (the “Issuer”).   Unless otherwise defined herein, capitalized terms used in this Amendment No. 2 shall have the meanings ascribed to them in the initial Statement.

Item 2.	Identity and Background

Item 2(a) of the Statement is hereby amended in part as follows:

(a) This Schedule 13D is being filed on behalf of RA Capital Management, L.P. (“ RA Capital”), Peter Kolchinsky, and Rajeev Shah. RA Capital, Dr. Kolchinsky, and Mr. Shah are collectively referred to herein as the “Reporting Persons.”

The Common Stock reported herein includes 3,772,573 shares held by RA Capital Healthcare Fund, L.P. (the “Fund”), 628,277 shares held in a separately managed account (the “Account”), and 335,364 shares held by RA Capital Nexus Fund, L.P. (the “Nexus Fund”).

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented as follows:

On September 17, 2020, the Reporting Persons purchased 1,300,000 shares of Common Stock of the Issuer for $36,400,000. The shares were purchased with working capital.

Item 4.	Purpose of Transaction

Item 4 is hereby supplemented as follows:

The Reporting Persons acquired the Common Stock referred to in Item 3 for investment purposes and not with an intent, purpose or effect of changing control of the Issuer.

Item 5.	Interest in Securities of the Issuer

(a) and (b) See Items 7-11 of the cover pages above and Item 2.

(c) The following table lists the Reporting Persons’ transactions in Common Stock that were effected during the sixty day period prior to the filing of this Schedule 13D:

Transaction	Date	No. Shares	Price
Purchase	17-Sep-2020	1,181,381* and 118,619^	$28.00

Shares marked with an * were acquired by the Fund, shares marked with an ^ were acquired by the Account.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 282559103	13D

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement by and among the Reporting Persons is incorporated herein by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on November 13, 2019.

CUSIP No. 282559103	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 21, 2020

RA CAPITAL MANAGEMENT, L.P.

By: /s/ Peter Kolchinsky

-------------------------------------------------

Peter Kolchinsky

Manager

PETER KOLCHINSKY

/s/ Peter Kolchinsky

-------------------------------------------------

RAJEEV SHAH

/s/ Rajeev Shah

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